January 27, 2025

Rory G. Ritrievi
President and Chief Executive Officer
Mid Penn Bancorp, Inc.
2407 Park Drive
Harrisburg, PA 17110

        Re: Mid Penn Bancorp, Inc.
            Registration Statement on Form S-4
            Filed January 17, 2025
            File No. 333-284342
Dear Rory G. Ritrievi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance